July 22, 2005

Mr. Larry Spirgel, Assistant Director
Mr. Michael Henderson, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
FILED VIA EDGAR

Re:	PCCW Limited Form 20-F for the fiscal year ended December 31,
2004 filed on May 12, 2005

Dear Mr. Spirgel, Mr. Henderson and Mr. Suehiro,

          Reference is made to the letter received from the staff of the United States Securities and Exchange Commission (the “Commission”) dated July 11, 2005 regarding the Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) filed by PCCW Limited (the “Company”) on May 12, 2005.

          Set forth below are the Company’s responses to the comments raised by the staff. The comments are repeated below in bold and followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter shall have the same meanings assigned to those terms in the Form 20-F. Page numbers below refer to the Form 20-F. This letter is the Company’s sole response to the staff’s comments, and the Company has not amended the Form 20-F.

Capacity Prepayment Agreement, page 51

1.	Please tell us how you accounted for the write-off of the capacity prepayment under US GAAP and the basis for the accounting. It is unclear to us why you are writing off the pre-purchased capacity when Reach is still providing you with the capacity under the connectivity agreements.

          In April 2003, in connection with a refinancing of Reach’s US$1,500 million syndicated term loan facility, the Company, one of its wholly-owned subsidiaries and, among others, Telstra Corporation Limited (“Telstra”) entered into the Capacity Prepayment Agreement dated April 15, 2003 (“CPP”). Although the Company and its subsidiaries (“PCCW Group”) and Telstra were making purchases from Reach under ongoing connectivity purchase agreements, PCCW Group and Telstra were precluded from utilizing the prepayment made under the CPP to settle their purchases until Reach had “surplus cash”. The “surplus cash” was determined in accordance with a complex formula set out in the CPP whereby “surplus cash” is equal to the excess of the quarter end balance of cash

p.1

and cash equivalents over the quarter end cash requirements which includes principal and interest payments on its bank debt. Only in the event of any surplus cash would the Company and Telstra be able to utilize this prepayment to settle their capacity purchases. Therefore, both the Company and Telstra would have to make cash payments for their ongoing capacity purchases until Reach generated any surplus cash.

          Reach’s financial condition continued to deteriorate after April 2003. Prices for international voice and data carriage continued to fall and the growth in usage was not sufficient to compensate for the loss in revenue caused by the price reductions. As part of the annual budgeting process, the cash flow projections by Reach management indicated that it would incur negative debt-free cash flows from 2004 to 2008. In light of the above and Reach’s 2003 operating results, the Company was uncertain that Reach would be able to continue as a going concern, which was confirmed in Reach’s audit report for the year then-ended. This had led Reach, amongst other things, to negotiate with banks for a further debt restructuring, including the possibility of forgiving part of its loan. Upon completion of an impairment assessment, the Company made the decision to fully provide for its remaining interest in Reach as at December 31, 2003, including the amounts paid by the Company under the CPP as it was highly unlikely that Reach would ever have any surplus cash as determined in the CPP.

Item 5. Operating and Financial Review and Prospectus, page 53

2.	We note your presentation of Adjusted EBITDA and Adjusted EBITDA margin. Please expand your future filings to disclose the substantive reasons why you believe the presentation of these measures provide useful information to investors regarding your operating performance and liquidity. Yon must also clearly explain how your measure of Adjusted EBITDA differs from EBITDA and reconcile these measures to the most directly comparable GAAP measures, net income (loss) and cash flows from operating activities. Please address this comment throughout your filing.

          The Company believes that Adjusted EBITDA provides useful information to investors and facilitates industry comparison by investors because, as stated on page 53, it is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity. Page 53 also contained an explanation of the Company’s calculation of Adjusted EBITDA and its reason for including this measure. On page 89, the Company provided a reconciliation of Adjusted EBITDA to net cash inflow from operating activities.

p.2

          In its future filings, the Company will clarify the substantive reasons for presenting Adjusted EBITDA and Adjusted EBITDA margin and the difference between Adjusted EBITDA and EBITDA; and provide a reconciliation of Adjusted EBITDA to net income (loss). The Company believes that these new measures will help investors to better evaluate the Adjusted EBITDA presented.

Consolidated Income Statements, page F-3

3.	See your line item, “Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.” Please confirm to us that the presentation of this line item on the consolidated income statements is either required or expressly permitted by the standard-setter that establishes Hong Kong GAAP. Please see question 28 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/congaapfaq.htm.

          The line item “Operating profit before net gains on investments, provisions for impairment losses and restructuring costs” is not prohibited by the standard setter that established Hong Kong GAAP. The Company has not received any queries raised by Hong Kong regulators on presenting this line item on the face of consolidated income statement.

          In accordance with paragraph 79 of the Statement of Standard Accounting Practice 1 (“SSAP 1”) “Presentation of Financial Statements” issued by the Hong Kong Institute of Certified Public Accountants, “additional line items, headings, sub-totals and further analysis of line items should be presented on the face of the income statement when required by a Statement of Standard Accounting Practice, or when such presentation is necessary to give a true and fair view of the enterprise’s financial statements”. Also, Paragraph 82 of SSAP 1 states that “additional line items are included on the face of the income statement and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of performance”.

          Due to the significant amounts of investment provision and impairment provisions made over the past years, the Company believes it should separately disclose the significant elements of the financial statements in order to present a true and fair view of the Company’s financial performance.

          Further and significantly, upon changes to the Hong Kong Financial Reporting Standards becoming effective from January 1, 2005, the Company will not include a line item for “Operating profit before net gains on investments, provisions for impairment losses and restructuring costs” in its future financial statements.

p.3

          If you have any questions regarding the Form 20-F, please call Mr. Steve Lam at (852) 2888 3083.

Very truly yours,

PCCW Limited

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

p.4